November 10, 2005

Roger D. Linn
Via EDGAR and Federal Express	916.558.6064 direct
rlinn@weintraub.com
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Gary Newberry
Mail Stop 7010

Re:	NutraCea
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters ended March 31, 2005 and June 30, 2005
File No. 0-32565

Dear Mr. Newberry:

On behalf of NutraCea, a California corporation (“NutraCea”), we are responding to the comments in your letter dated October 21, 2005 relating to NutraCea’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, (the “10-KSB”). The responses below were provided by NutraCea, and have been numbered to correspond with the comments in your October 21, 2005 letter.

FORM 10-KSB for Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

COMMENT 1:

You have disclosed $20.0 million of non-cash operating expenses in 2004 and 1.6 million of non-cash operating expenses in 2003. Revise your filing to describe the significant components of your non-cash operating expenses in order to provide an understanding of your results of operations, as required by Regulation S-B Item 303(b)(1)(vi). This discussion should include an explanation of the underlying reasons of implications of those matters. Refer to financial Reporting Codification Section 501.12.b.4 for further guidance.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

RESPONSE TO COMMENT 1

NutraCea proposes to expand the third paragraph appearing on page 13 of the Form 10-KSB as follows (in italics):

Operating expenses increased by $15,257,973 to $24,175,462 in 2004, from $8,917,489 in 2003. This increase was primarily due to increased non-cash expenses related to issuances of common stock and common stock warrants and options awards. These non-cash items totaled $21,911,193 in 2004 and $1,577,938 in 2003. During 2004, these non-cash expenses included $8,360,000 relating to the issuance of 5.5 million restricted shares of common stock to the Company’s CEO for services rendered and repayment of debt; $4,100,603 representing the value of restricted shares and shares covered by the Company’s S-8 registration statement issued to officers, directors and consultants for services; and $8,537,516 representing the value of options and warrants issued to various employees and consultants. During 2003, non-cash expenses included $14,795 representing the value of restricted stock issued to consultants for services; $1,233,567 representing the value of options issued to consultants; and $329,576 representing the value of options issued to employees and directors. The increased issuance of restricted stock, options and warrants during 2004 was deemed necessary by management to retain and compensate officers, directors, consultants and employees while conserving cash assets that would otherwise have been expended for these purposes. Management expects in the future to reduce the amount of securities issued as compensation in light of expected future increases in cash assets due to anticipated increases in revenue and anticipated availability of additional investment capital from outside sources. However, if additional invested capital is not realized as anticipated, the Company may be required to issue additional restricted stock, options and/or warrants to compensate service providers in the current fiscal year.

Report of Independent Registered Public Accounting Firm, page F-1

COMMENT 2:

The report indicates the audit was conducted in accordance with auditing standards generally accepted in the United States. Amend your filing to provide an audit report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), as required by Auditing Standard No.1.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

RESPONSE TO COMMENT 2

The independent auditors have revised their report included in the Form 10-KSB/A.

Consolidated Statements of Operations, page F-3

COMMENT 3:

You have disclosed $24.2 million of operating expenses and $8.9 million of operating expenses in 2003. Revise your statements of operations to disclose your operating expenses in sufficient detail to bring out more clearly the nature and trends of current changes affecting the enterprise. This presentation should include a separate lien item for each material expense category.

RESPONSE TO COMMENT 3

The statement of operations has been changed to include additional operating expense detail in the Form 10-KSB/A.

Consolidated Statements of Changes in Stockholders’ Equity, page F-7

COMMENT 4:

We note your other comprehensive loss of $2.0 million, and that you do not provide a disclosure of your accounting policy or the classification for the other comprehensive loss in your financial statements or footnotes. Revise your filing to provide a disclosure of your accounting policy for other comprehensive income or loss, the classification of the other comprehensive loss recorded and a total amount of comprehensive income as required by Financial Accounting Standard (FAS) 130, paragraphs 14-17.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

RESPONSE TO COMMENT 4

The items required by FAS 130 paragraphs 14-17 are included in the consolidated statements of comprehensive loss on page F-4 of the Form 10-KSB/A. Additionally, the accounting policy for other comprehensive income or loss is included in the policy note for marketable securities as the unrealized loss on marketable securities which is the only other comprehensive income or loss item.

Consolidated Statements of Cash Flows, page F-8

COMMENT 5:

We note that repurchase of common stock for $230,000. Tell us why you do not disclose treasury stock on your December 31, 2004 balance sheet. We may have further comment.

RESPONSE TO COMMENT 5

Pursuant to California Corporations Code §510(a), shares reacquired by a California corporation are restored to the status of authorized but unissued shares. Consequently, the repurchased shares of NutraCea would not be recorded as “treasury stock” but are reflected as a reduction of “shares issued and outstanding” under Shareholders’ equity on the balance sheet.

COMMENT 6:

In your disclosure of cash flows from operating activities, you indicate you had non-cash issuances of common stock, stock options and warrants totaling $24.6 million of operating expenses in 2004. Your discussion on page 13 indicated these non-cash issuances of stock, options and warrants totaled $21 million in 2004. Please provide to us a schedule that reconciles the differences between these two amounts. We may have further comment.

RESPONSE TO COMMENT 6

The discussion on page 13 of the 10-KSB only included non-cash items which were included in the consolidated statements of operations while the line items which were included in the consolidated statements of cash flows included both balance sheet and statement of operations amounts.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

The following reconciliation is between the amounts included on the consolidated statement of cash flows and page 13.

Non-cash issuances of common stock	15,339,296
Non-cash issuance of stock options and warrants	9,306,234
Sub-total per Consolidated Statements of Cash Flows	24,645,530
Less:
Langley PLC purchase of common shares	(2,380,000)
Shares issued under patent incentive plan and capitalized	(239,100)
Common shares issued to creditors, employees, directors	(673,975)
Non-cash issuances of preferred stock	(354,337)
Non-cash operating expense as reported on page 13	20,998,118

After completing the above reconciliation we determined that the amount on page 13 was incorrect and should be $21,911,193. This will be changed accordingly.

The statement of cash flows has been changed to include the corrected items in the Form 10-KSB/A.

COMMENT 7:

Tell us why an issuance of preferred stock in 2004 resulted in a cash outflow of $354,000.

RESPONSE TO COMMENT 7

This amount was listed in error and will be corrected in the Form 10-KSB/A.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

COMMENT 8:

We note your purchase of marketable securities in 2004 for $2.4 million here and the value of marketable securities on your balance sheet. It would appear this $2.4 million transaction is related to your purchase of Langley Park Investment Trust shares, which in Note 3 is described as being paid for with NutraCea shares. On this basis, it would appear this transaction is a noncash transaction to be reported as described in SFAS 95, paragraph 32. If true, revise your statement of cash flow and related disclosures accordingly, or tell us the nature of this $2.4 million purchase, what securities were purchased, and the date cash payment was made. We may have further comment.

RESPONSE TO COMMENT 8

Your interpretation of the purchase of the marketable securities with the issuance of common stock is correct. The statement of cash flows has been changed to include this item in the Form 10-KSB/A.

Note 3 - Marketable Securities, page F-13

COMMENT 9:

With regard to your purchase of shares in Langley Park Investment Trust, PLC. on September 8, 2004, tell us the following:

•	the nature and purpose of the transaction.
•	how you determined the value of the transaction.
•	the total value of the transaction recorded at September 8, 2004.
•	how the transaction was recorded on September 8, 2004.
•	the number of Langley Park Investment Trust shares held at December 31, 2004, the value of such shares and how such value was determined.

RESPONSE TO COMMENT 9

NutraCea purchased 1,272.026 shares of the Langley Park Investment Trust in exchange for 7,000,000 shares of its own restricted common stock. NutraCea purchased these shares for its own account and investment purposes. This fund is comprised of mostly health-related companies. NutraCea determined the value of the transaction by the market price of the NutraCea shares given in exchange for the Langley shares, or $.34/share multiplied by 7,000,000. At September 8, 2004, the value of the transaction was $2,380,000, and recorded as an asset and unrealized gain (loss). Any unrealized gains for losses on these shares were excluded from operating results and were recognized as other comprehensive income (loss). At December 31, 2004, NutraCea held the same 1,272,026 shares of Langley. The value of these securities was determined by market price. On December 31st, the currency exchange rate for the British pound was 1.927 and the value of a Langley share was .15 pence, or $.289 USD; 636,013 shares valued at $183,801 recorded as a current asset, 636,013 shares valued at $183,801 recorded as a long-term asset, and $2,012,397 as the adjustment to fair market value.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

COMMENT 10:

It would appear the agreement to purchase Langley Park Investment Trust, PLC, is a material agreement. Provide the agreement with Langley Park Investment Trust, PLC as an exhibit to your Form 10-KSB, as required by Regulation S-B Item 601(b)(10).

RESPONSE TO COMMENT 10

The requested document, Stock Purchase Agreement between NutraCea and Langley Park Investment Trust PLC, was previously filed as Exhibit 99.1 to the Form 8-K filed on September 14, 2004. This document is now incorporated by reference to the 10-KSB/A as Exhibit 10.9.

Note 9 - Commitments and Contingencies

Agreements, page F-15

COMMENT 11:

We note your issuance of common shares or warrants to purchase common shares in exchange of services to be performed under one year and multi-year agreements. For each such agreement disclosed in this footnote, provide us with a schedule that shows:

•	the value you computed for each such issuance under the contract.
•	the total value of each contract.
•	the amount of expense recognized for each contract in each quarter of 2004.
•	the remaining amount of expense to be recognized for each contract in future periods, if any, and
•	how such remaining expense is recorded and classified in your financial statements.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

RESPONSE TO COMMENT 11

The following information is provided per your request:

						Expense Recognized in Each Quarter of 2004
Date of Contract	Number of Securities	Options (o) C/Stock (s)	$ per Share	Cash Paid (1)	Total Value	1Q2004	2Q2004	3Q2004	4Q2004	Remaining Expense	Recorded As

01/12/04	4,000,000	O	0.9780	0	3,911,886	3,911,886				0
01/28/04	90,000	O	1.5240	0	137,158	137,158				0
02/02/04	5,000	S	1.4700	0	7,350	7,350				0
02/23/04	149,772	S	0.6009	0	90,000	7,500	22,500	22,500	22,500	15,000	(2)
03/01/04	300,000	S	1.2567	0	377,000	142,000	235,000			0
03/01/04	25,000	S	1.4200	0	35,500	35,500				0
03/09/04	22,930	S	1.5700	0	36,000	36,000				0
03/15/04	1,400,000	O	1.5354	0	2,149,598	2,149,598				0
03/25/04	270,000	S	1.4533	0	392,400		392,400			0
03/25/04	100,000	O	1.0278	0	102,782		102,782			0
03/25/04	300,000	S	1.4300	0	429,000			429,000		0
04/02/04	400,000	S	1.0800	24,000	456,000		12,000	444,000		0
04/15/04	50,000	O	0.9352	0	46,758		46,758			0
04/29/04	100,000	O	1.0137	150,000	251,372		138,872	37,500	37,500	0
06/20/04	300,000	S	1.0700	0	321,000		321,000			0
07/14/04	1,000,000	O	0.3700	197,000	567,000			36,000	531,000	0
11/26/04	715,000	S	0.4000	0	286,000				286,000	0
12/10/04	8,000,000	O	0.1000	0	800,000				800,000	0

Notes:
(1) Contracts with amounts in the "Cash Paid" column included both stock/options and cash components of compensation.
(2) Compensation is paid $7,500 per month at then current price of stock and expensed in the month paid.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

COMMENT 12:

Tell us how your accounting policy for your stock based compensation agreements disclosed on page F-11 and page F-15 conforms to the provisions of EITF Issue No. 96-18 and Issue 00-18.

RESPONSE TO COMMENT 12

The stock based compensation agreements that NutraCea entered into with non-employees allow for the recipient to exercise the warrants immediately. Therefore, NutraCea has determined that the measurement date for purposes of determining the value of the warrants to be the date of grant.

Agreements, page F-18

COMMENT 13:

We note your disclosure of the extensive details of the employment agreement tied to gross sales over $25 million in future fiscal years. Tell us the facts and circumstances you considered, and what authoritative literature you relied on, to conclude that this disclosure is required and appropriate disclosure in your financial statements.

RESPONSE TO COMMENT 13

NutraCea determined that the employment agreement was a significant transaction with a related party. Therefore, the terms of the agreement were included in the notes to the financial statements to describe a material related-party transaction in accordance with SFAS No. 57. Additionally, due to the contingent nature of the compensation, NutraCea deemed it necessary to describe the contingent nature of the compensation in accordance with SFAS No. 5.

Note 10 - Preferred and Common Stock, page F-19

Common Stock, page F-21

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

COMMENT 14:

We note the disclosure of the issuance of 5.5 million shares of stock under a restricted stock agreement that vest on January 1, 2006 and 2007. We also note your disclosure in the Form 10-QSB for the period ended March 31, 2004, which indicates the shares were issued for execution of a non-compete agreement and transfer of intellectual property, and your disclosure in the Form 10-QSB for the period ended June 30, 2004, which indicates the shares were issued for current services rendered. With regard to these disclosures:

•	Provide us with an executed copy of all such agreements, and
•	Tell us why the disclosures related to this 5.5 million share issuance are described differently in these filings.

RESPONSE TO COMMENT 14

NutraCea believes that the economic substance of the transaction in the quarter ended March 31, 2004, with Ms. Patricia McPeak, NutraCea’s then-chief executive officer, has been consistently described in the various filings: NutraCea issued 5.5 million shares, valued at $8,360,000. The accounting treatment for this transaction was consistent in the Form 10-QSB’s for the first and second quarters of 2004 and in the Form 10-KSB for the year 2004 (see response to Comment 15). However, NutraCea acknowledges the variation in the Form 10-QSB for the quarter ended March 13, 2004 (the “March 10-QSB”), noted by the Staff in the description of the consideration relating to the issuance of those shares. While the initial negotiations between Ms. McPeak and NutraCea’s then-President did include discussion of a non-compete covenant and transfer of some intellectual property, the final agreement was as described in the June 10-QSB and the Form 10-KSB. At the time the March 10-QSB was being prepared, the documentation relating to the transaction had not yet been finalized and signed, and the March 10-QSB reflected the terms of the initial negotiations Upon later review (including by this firm when we undertook general corporate representation of NutraCea), NutraCea and Ms. McPeak determined that the transaction was more accurately described as set forth in the Form 10-QSB for the period ended June 30, 2004 (the “June 10-QSB”) and the Form 10-KSB for the year ended December 31, 2004. There is some difference in language used in the June 10-QSB and the Form 10-KSB to describe the transaction, but NutraCea believes that the substance of these descriptions is the same in material respects: Some of the shares were issued in consideration of cancellation of previous indebtedness (the use by Ms. McPeak of approximately 175,000 shares to satisfy previous NutraCea obligations) and services rendered by Ms. McPeak. As a further inducement to Ms. McPeak’s continued efforts, a two year vesting provision was included in the agreement. These are the provisions that were, perhaps inartfully, described in Note 5 of the financial statements in the June Form 10-QSB as an escrow arrangement, rather than the shares being subject to a repurchase right in favor of NutraCea, with the shares vesting over two years as described in Note 10 to the audited financial statements included in the Form 10-KSB. The signed Restricted Stock Agreement relating to these arrangements will be filed as Exhibit 10.10 to the Form 10-KSB/A.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

Provisions relating to Ms. McPeak’s noncompete and intellectual property assignment arrangements with NutraCea are included in Section 7 of her Employment Agreement dated December 10, 2004. However, the shares were not issued in consideration of these provisions.

COMMENT 15:

Each of the various disclosures you have made with regard to these 5.5 million shares issued imply a potentially different type of accounting treatment depending on the facts and circumstances. Tell us:

•	how the share issuance was initially accounted for in your March 31, 2004 financial statements.
•	what authoritative pronouncements you followed.
•	the initial facts and circumstances you considered, and
•	any subsequent changes in the accounting, indicating the authoritative literature you relied upon to make such changes.

RESPONSE TO COMMENT 15

NutraCea accounted for the 5.5 million shares at the market price of the common stock of $1.52 as of March 19, 2004 for a total value of $8,360,000. For each of the quarterly reports and the annual report issued for 2004, these shares were accounted for as non-cash compensation. NutraCea followed the guidance of SFAS No. 123 to record the transaction using the fair value based method. Under the fair value based method, compensation cost was measured at the grant date of March 19, 2004 and was recognized immediately as there was no vesting period. See response to Comment 14 for additional facts and circumstances considered by NutraCea in recording the transaction. There were no subsequent changes in the accounting for the issuance of these shares.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

COMMENT 16:

Regulation S-B Item 601(b)(10)(i)(A) requires that any contract to which directors or officers are parties must be filed as an exhibit in your periodic filings. File the executed copies of the restricted stock agreement, the non-compete and transfer of intellectual property agreement, the agreement relating to current services rendered and any other such agreements as exhibits to your amended Form 10-KSB.

RESPONSE TO COMMENT 16

The requested document, Restricted Stock Agreement, will be filed as Exhibit 10.10 to the 10-KSB/A.

Note 11 -- Stock Options and Warrants, page F-22

COMMENT 17:

Revise your footnote to provide a summary schedule of outstanding warrants, as required by FAS 129 paragraph 4.

RESPONSE TO COMMENT 17

The footnote has been revised to state that the schedules provided on page F-22 include both options and warrants. NutraCea believes that this disclosure meets the requirements of FAS 129 paragraph 4.

Exhibits, page 31

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

COMMENT 18:

We note your revised employment agreement with your Chief Executive Officer on page F-18. Regulation S-B Item 60(b)(10)(i)(A) requires that any contract to which directors or officers are parties must be filed as an exhibit. File this agreement and any other such agreements as exhibits to your amended Form 10-KSB.

RESPONSE TO COMMENT 18

The requested document, Employment Agreement for Patricia McPeak, will be filed with the 10-KSB/A as Exhibit 10.11.

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005

COMMENT 19:

Amend your form 10-QSB for the fiscal quarters ended March 31, 2005, and June 30, 2005, to provide a balance sheet as of the end of the preceding fiscal year as required by Regulation S-X Item 10-01(c)(1).

RESPONSE TO COMMENT 19

NutraCea disagrees with this comment. The balance sheet as of the end of the preceding fiscal year is not required for small business issuers. Please refer to Item 310(b) of Regulation S-B.

Closing Comments

The requested statement from NutraCea is included with this response letter.

Securities and Exchange Commission
Division of Corporate Finance
November 10, 2005

Conclusion

If you have any further comments or questions, please contact Chris Chediak or the undersigned at (916) 558-6000.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

Roger D. Linn

RDL/dmg
Enclosures

cc.	Brad Edson (w/o encls.)
Todd C. Crow (w/o encls.)

November  9 , 2005

Gary Newberry
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010

Re:	NutraCea
Form 10-KSB for Fiscal Year Ended December 31, 2004

Dear Mr, Newberry:

In response to the Company's representation requested in your comment letter of October 21, 2005 under the heading "Closing Comments" we wish to provide, on behalf of NutraCea, the following statement: We hereby represent on behalf of NutraCea that:

1.	NutraCea acknowledges that it is responsible tor the adequacy and accuracy of the disclosure in its Form 10-KSB for the year 2004;

2.
NutraCea acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to NutraCea's Form 10-KSB for the year 2004; and

3.	NutraCea acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Respectfully,

/s/ Bradley D. Edson
Bradley D. Edson, Chief Executive Officer

/s/ Todd C. Crow
Todd C. Crow, Chief Financial Officer

1261 Hawk's Flight Court, El Dorado Hills, CA 95762
916.933.7000 voice
916,933.7001 fax